Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Interim Condensed Consolidated

Financial Information
For the nine months ended

30 September 2025 (Unaudited)

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE THREE AND THE nine MONTHS ENDED 30 SEPTEMBER 2025 (unaudited):

Interim condensed consolidated statements of profit or loss (unaudited)	3

Interim condensed consolidated statements of other comprehensive income (unaudited)	4

Interim condensed consolidated statements of financial position (unaudited)	5

Interim condensed consolidated statements of changes in equity (unaudited)	6

Interim condensed consolidated statements of cash flows (unaudited)	7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited)	9-33

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Nine Months Ended	Three Months Ended
		30 September	30 September	30 September	30 September
		2024	2025	2024	2025

REVENUE	4,5,17	1,801,805	2,899,526	649,754	1,110,174
Net fee revenue		907,495	1,160,455	329,430	419,250
Interest revenue		773,757	1,138,270	283,620	429,237
Retail revenue		115,216	585,597	39,542	250,275
Other gains/(losses)		5,337	15,204	(2,838)	11,412

COSTS AND OPERATING EXPENSES	6,17	(903,108)	(1,923,604)	(316,441)	(763,660)
Interest expenses		(451,521)	(647,464)	(158,937)	(246,110)
Transaction expenses		(21,418)	(24,335)	(8,009)	(8,090)
Cost of goods and services		(212,147)	(823,620)	(76,449)	(343,955)
Technology & product development		(80,212)	(151,838)	(27,538)	(58,052)
Sales & marketing		(31,058)	(95,917)	(10,651)	(43,927)
General & administrative expenses		(22,458)	(56,598)	(7,293)	(22,122)
Provision expenses	7	(84,294)	(123,832)	(27,564)	(41,404)

NET INCOME BEFORE TAX		898,697	975,922	333,313	346,514

Income tax		(158,264)	(185,198)	(58,937)	(68,468)

NET INCOME		740,433	790,724	274,376	278,046

Attributable to:
Shareholders of the Company		727,843	788,801	269,693	279,418
Non-controlling interest		12,590	1,923	4,683	(1,372)
NET INCOME		740,433	790,724	274,376	278,046

Earnings per share
Basic (KZT)	8	3,835	4,140	1,419	1,465
Diluted (KZT)	8	3,806	4,122	1,409	1,458

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three and nine months 30 September 2024 and 2025 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Nine Months Ended		Three Months Ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025
NET INCOME	740,433	790,724	274,376	278,046

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	48	(35)	10	-
Items that may be reclassified subsequently to profit or loss:

(Losses)/gains arising during the period, net of tax KZT Nil, for debt instruments at FVTOCIl	8,197	(91,839)	28,218	(8,177)
Expected credit losses recognised in profit or loss for debt instruments at FVTOCI	(278)	(261)	(19)	(9)
Reclassification of gains included in profit or loss, net of tax KZT Nil, for debt instruments at FVTOCI	1,600	1,813	22	216
Foreign exchange differences on translation of foreign operations	408	47,427	799	43,445

Other comprehensive (loss)/income for the period	9,975	(42,895)	29,030	35,475

TOTAL COMPREHENSIVE INCOME	750,408	747,829	303,406	313,521
Attributable to:
Shareholders of the Company	737,713	748,148	298,418	316,265
Non-controlling interest	12,695	(319)	4,988	(2,744)
TOTAL COMPREHENSIVE INCOME	750,408	747,829	303,406	313,521

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2024 and 30 September 2025 (Unaudited)

(in millions of KZT)

	Notes	31 December 2024	30 September 2025
ASSETS:
Cash and cash equivalents	9	619,470	501,519
Mandatory cash balances with National Bank of the Republic of Kazakhstan	9	57,307	301,537
Due from banks		37,908	46,969
Investment securities and derivatives	10	1,506,831	1,308,321
Loans to customers	11, 17	5,746,600	6,801,549
Property, equipment and intangible assets	19	269,289	427,927
Goodwill	19	17,438	617,719
Inventory	19	16,164	142,275
Other assets	17, 19	106,094	200,928

TOTAL ASSETS		8,377,101	10,348,744

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	12, 17	24,474	81,856
Customer accounts	13, 17	6,561,950	7,010,084
Debt securities issued	16	51,050	356,010
Subordinated debt		62,416	188
Trade liabilities	19	22,454	370,181
Other liabilities	17, 19	81,896	187,647

TOTAL LIABILITIES		6,804,240	8,005,966

EQUITY:
Issued capital	14	130,144	130,144
Treasury shares	14	(151,521)	(148,092)
Additional paid-in-capital		506	506
Revaluation reserve of financial assets and other reserves		41,026	373
Share-based compensation reserve	15	31,774	18,880
Retained earnings		1,465,295	2,270,144
Total equity attributable to Shareholders of the Company		1,517,224	2,271,955
Non-controlling interest		55,637	70,823
TOTAL EQUITY		1,572,861	2,342,778

TOTAL LIABILITIES AND EQUITY		8,377,101	10,348,744

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation reserve of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	-	-	-		-	727,843	727,843	12,590	740,433
Other comprehensive income	-	-	-	9,870	-	-	9,870	105	9,975
Total comprehensive income	-	-	-	9,870	-	727,843	737,713	12,695	750,408
Dividends declared	-	-	-	-	-	(484,542)	(484,542)	-	(484,542)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(2,345)	(2,345)
Share options accrued	-	-	-	-	11,666		11,666	-	11,666
Share options exercised	-	3,332	-	-	(19,999)	16,667	-	-	-
Share buy-back program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)
Balance at 30 September 2024	130,144	(151,521)	506	19,589	26,477	1,314,913	1,340,108	35,440	1,375,548
Balance at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income	-	-	-	-	-	788,801	788,801	1,923	790,724
Other comprehensive loss	-	-	-	(40,653)	-	-	(40,653)	(2,242)	(42,895)
Total comprehensive income	-	-	-	(40,653)	-	788,801	748,148	(319)	747,829
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	17,260	17,260
Change in ownership interest in subsidiary without loss of control	-	-	-	-	-	196	196	(196)	-
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(1,559)	(1,559)
Share options accrued	-	-	-	-	6,387	-	6,387	-	6,387
Share options exercised	-	3,429	-	-	(19,281)	15,852	-	-	-
Balance at 30 September 2025	130,144	(148,092)	506	373	18,880	2,270,144	2,271,955	70,823	2,342,778

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

	Nine months ended	Nine months ended
	30 September 2024	30 September 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	585,592	1,020,225
Other interest received	139,913	177,526
Interest paid	(439,598)	(627,983)
Expenses paid on obligatory insurance of individual deposits	(9,608)	(13,638)
Net fee revenue received	917,119	1,182,244
Retail revenue received	115,216	585,597
Sales & marketing expenses paid	(30,936)	(96,904)
Other income received	4,955	9,797
Transaction expenses paid	(21,418)	(24,335)
Cost of goods and services purchased	(211,041)	(836,893)
Technology & product development expenses paid	(54,504)	(113,351)
General & administrative expenses paid	(15,856)	(52,643)

Cash flows from operating activities before changes in operating assets and liabilities	979,834	1,209,642

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	(5,569)	(244,230)
Due from banks	(5,977)	(10,760)
Financial assets at FVTPL	(889)	(33,212)
Loans to customers	(1,077,308)	(1,228,287)
Inventory	(2,324)	(24,680)
Other assets	(2,281)	(4,157)
Increase/(decrease) in operating liabilities:
Due to banks	50,679	57,436
Customer accounts	495,210	413,300
Financial liabilities at FVTPL	438	(45)
Trade liabilities	6,072	138,850
Other liabilities	(11,706)	109,646
Cash inflow from operating activities before income tax	426,179	383,503
Income tax paid	(130,634)	(169,954)
Net cash inflow from operating activities	295,545	213,549
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(64,716)	(110,509)
Proceeds on sale of property and equipment	273	199
Proceeds on disposal of investment securities at FVTOCI	513,137	573,661
Purchase of investment securities at FVTOCI	(527,586)	(447,973)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	-	(552,834)

Net cash outflow from investing activities	(78,892)	(537,456)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

	Nine months ended	Nine months ended
	30 September 2024	30 September 2025

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	-	326,047
Dividends paid	(484,542)	-
Dividends paid by subsidiary to non-controlling interest	(2,345)	(1,559)
Purchase of treasury shares	(2,852)	-
Repayment of debt securities issued	(51,195)	(48,996)
Repayment of subordinated debt	-	(59,103)
Net cash inflow/(outflow) from financing activities	(540,934)	216,389

Effect of changes in foreign exchange rate on cash and cash equivalents	10,449	(10,433)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(313,832)	(117,951)

CASH AND CASH EQUIVALENTS, beginning of period	820,466	619,470

CASH AND CASH EQUIVALENTS, end of period	506,634	501,519

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.
For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified 1P and 3P based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

The Group structure did not change since 31 December 2024, except for acquisition of a 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC on 29 January 2025 (“the Closing Date”) with the consideration of approximately USD 1,127 million. On 28 July 2025, USD 526.9 million, Deferred Cash Consideration on Hepsiburada acquisition, was paid to the Sellers in cash, the Group holds 66.35% of the voting rights in Hepsiburada. At the time the financial statements were authorised for issue, the Group had not yet completed the accounting for the acquisition of Hepsiburada.

On 27 March 2025 Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. At the time the financial statements were authorised for issue, the agreement is subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

On 10 September 2025 the Group has signed an agreement on sale of Portmone Group to an unrelated third party. The transaction does not represent a separate major line of business or geographical area, and is not presented as discontinued operations in accordance with IFRS 5 in these financial statements. As a result, no material gain/loss was recognised by the Group as net assets approximated the fair value of consideration received. Portmone Group was part of the Group’s Payments segment.

The shareholders are as follows:

	31 December	30 September
	2024	2025
	%	%
Baring Funds*	24.69	23.44
Mikheil Lomtadze	22.60	22.51
Vyacheslav Kim	21.40	21.20
Public Investors	27.67	28.98
Management	3.64	3.87

Total	100.00	100.00

*As at 31 December 2024 and 30 September 2025, Asia Equity Partners Limited held 8.73% and 7.56% of total shares respectively, Fintech Partners Limited held 9.50% and 9.46% of total shares respectively, Baring Fintech Nexus Limited held 6.45% and 0% of total shares respectively, and European Investors Limited held 0% and 6.42% of total shares respectively, on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 13 November 2025.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2024 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December	30 September
	2024	2025

KZT/USD	525.11	549.06
KZT/EUR	546.74	644.87
KZT/TRY	-	13.23

Reclassification

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no impact on previously reported statements of profit or loss, other comprehensive income, financial position, changes in equity and cash flows.

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2024.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2025:

Amendments to IAS 21- Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

New and revised IFRS Standards in issue but not yet effective

At the date of authorization of this financial information, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/(losses). Rewards earned by retail customers of the Group are deducted from revenue.

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025

REVENUE	1,801,805	2,899,526	649,754	1,110,174
Fee revenue	946,900	1,202,055	342,212	433,872
Interest revenue	773,757	1,138,270	283,620	429,237
Retail revenue	115,216	585,597	39,542	250,275
Rewards	(39,405)	(41,600)	(12,782)	(14,622)
Other gains/(losses)	5,337	15,204	(2,838)	11,412

Revenue by segments is presented below:

	Nine months ended	Nine months Ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025
Payments	421,293	480,817	155,980	172,130
Payments fee revenue	328,450	373,839	121,027	132,639
Interest revenue	92,843	106,978	34,953	39,491

Marketplace	497,996	1,357,750	178,940	549,317
Marketplace fee revenue	379,858	690,195	137,377	264,662
Retail revenue	115,216	585,597	39,542	250,275
Interest revenue	1,882	52,084	1,882	20,683
Other gains	1,040	29,874	139	13,697

Fintech	929,691	1,123,244	331,605	409,716
Interest revenue	680,757	992,929	248,510	372,966
Fintech fee revenue	244,637	144,985	86,072	39,035
Other gains/(losses)	4,297	(14,670)	(2,977)	(2,285)
Intergroup	(7,770)	(20,685)	(3,989)	(6,367)
Segment Revenue	1,841,210	2,941,126	662,536	1,124,796
Rewards	(39,405)	(41,600)	(12,782)	(14,622)
REVENUE	1,801,805	2,899,526	649,754	1,110,174

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

For the nine months ended 30 September 2024 and 2025, intergroup represents Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. In addition, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of free cash flow to term deposits in the Bank that is offset by interest expenses of Fintech.

For the nine months ended 30 September 2025, marketplace revenue attributable to Türkiye, include marketplace fee revenue of KZT 210,140 million, retail revenue of KZT 434,003 million, interest revenue of KZT 41,844 million and other gains of KZT 29,071 million which are gains on the net monetary position. For the nine months ended 30 September 2025, rewards attributable to Türkiye is KZT 9,355 million.

For the three months ended 30 September 2025, marketplace revenue attributable to Türkiye, include marketplace fee revenue of KZT 93,436 million, retail revenue of KZT 198,595 million, interest revenue of KZT 17,954 million and other gains of KZT 13,279 million which are gains on the net monetary position. For the three months ended 30 September 2025, rewards attributable to Türkiye is KZT 4,422 million.

Other gains (losses) are mainly due to net gains (losses) on foreign exchange operations, financial assets and liabilities. For the nine months ended 30 September 2024 and 2025, the net gains (losses) on foreign exchange operations were KZT 1,844 million and KZT (12,374) million, respectively. For the three months ended 30 September 2024 and 2025, net gains (losses) on foreign exchange operations were KZT 399 million and KZT (13,780) million, respectively.

For the nine months ended 30 September 2024 and 2025, the net gains (losses) on financial assets and liabilities were KZT 1,781 million and KZT (7,545) million, respectively. For the three months ended 30 September 2024 and 2025, net gains (losses) on financial assets and liabilities were KZT (3,555) million and KZT 8,641 million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025
Goods and services transferred at point in time	799,552	1,608,072	289,500	632,918
Payments fee revenue - Transaction Revenue	304,478	347,093	112,581	123,521
Marketplace fee revenue - Seller Fees	379,858	675,382	137,377	259,122
Retail revenue	115,216	585,597	39,542	250,275
Goods and services transferred over time	268,609	186,544	94,518	53,693
Payments fee revenue - Membership Revenue	23,972	26,746	8,446	9,118
Marketplace fee revenue - Membership revenue	-	14,813	-	5,540
Fintech fee revenue - Membership Revenue	2,589	2,317	869	791
Fintech fee revenue - Fintech banking service fees	242,048	142,668	85,203	38,244
TOTAL FEE AND RETAIL REVENUE	1,068,161	1,794,616	384,018	686,611

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	Nine months ended 30 September 2024	Nine months ended 30 September 2025	Three months ended 30 September 2024	Three months ended 30 September 2025

SEGMENT REVENUE	1,841,210	2,941,126	662,536	1,124,796
Payments	421,293	480,817	155,980	172,130
Marketplace	497,996	1,357,750	178,940	549,317
Fintech	929,691	1,123,244	331,605	409,716
Intergroup	(7,770)	(20,685)	(3,989)	(6,367)

NET INCOME	740,433	790,724	274,376	278,046
Payments	272,195	319,027	102,551	115,191
Marketplace	232,761	211,717	83,873	61,798
Fintech	235,477	259,980	87,952	101,057

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

Expenses associated with share-based compensation are recognised across the segments.

The following table presents the summary of share-based compensation expense by segments:

	Nine months ended 30 September 2024	Nine months ended 30 September 2025	Three months Ended 30 September 2024	Three months ended 30 September 2025

SHARE-BASED COMPENSATION	(11,666)	(6,387)	(3,888)	(2,100)
Payments	(4,405)	(2,467)	(1,470)	(816)
Marketplace	(1,506)	(1,371)	(510)	(456)
Fintech	(5,755)	(2,549)	(1,908)	(828)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

The following tables present the summary of revenue, net income, and non-current assets (excluding financial instruments, deferred tax assets and other financial assets) by geographical market:

	Nine months ended 30 September 2024	Nine months ended 30 September 2025	Three months ended 30 September 2024	Three months ended 30 September 2025

SEGMENT REVENUE	1,841,210	2,941,126	662,536	1,124,796
Kazakhstan & Other	1,841,210	2,216,711	662,536	797,110
Türkiye	-	724,415	-	327,686
NET INCOME	740,433	790,724	274,376	278,046
Kazakhstan & Other	740,433	841,928	274,376	306,651
Türkiye	-	(51,204)	-	(28,605)

	31 December	30 September
	2024	2025

NON-CURRENT ASSETS	284,909	448,030
Kazakhstan & Other	284,909	356,561
Türkiye	-	91,469

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

6.
Costs and operating expenses

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025

COSTS AND OPERATING EXPENSES	(903,108)	(1,923,604)	(316,441)	(763,660)
Interest expenses	(451,521)	(647,464)	(158,937)	(246,110)
Transaction expenses	(21,418)	(24,335)	(8,009)	(8,090)
Cost of goods and services	(212,147)	(823,620)	(76,449)	(343,955)
Technology & product development	(80,212)	(151,838)	(27,538)	(58,052)
Sales & marketing	(31,058)	(95,917)	(10,651)	(43,927)
General & administrative expenses	(22,458)	(56,598)	(7,293)	(22,122)
Provision expenses (Note 7)	(84,294)	(123,832)	(27,564)	(41,404)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. It also includes the price paid by us for consumer products, the subsequent sale of which generates Retail revenue.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities, and other support functions.

For the nine months ended 30 September 2025, costs and operating expenses attributable to Türkiye, include interest expenses of KZT 90,995 million, cost of goods and services were KZT 530,641 million, technology & product development were KZT 50,535 million, sales & marketing were KZT 53,860 million, general & administrative expenses were KZT 29,396 million.

For the three months ended 30 September 2025, costs and operating expenses attributable to Türkiye, include interest expenses of KZT 43,574 million, cost of goods and services were KZT 240,690 million, technology & product development were KZT 21,702 million, sales & marketing were KZT 29,266 million, general & administrative expenses were KZT 13,100 million.

Employee benefits, depreciation and amortisation expenses and operating lease expenses are presented as follows:

	Nine months ended			Nine months ended
	30 September 2024			30 September 2025
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(21,233)	-	(955)	(58,510)	-	(1,145)
Technology & product development	(40,292)	(18,374)	(4,050)	(61,610)	(49,564)	(10,859)
Sales & marketing	(2,126)	-	(114)	(5,296)	-	(176)
General & administrative expenses	(12,713)	(2,953)	(736)	(28,105)	(8,702)	(2,816)
Total	(76,364)	(21,327)	(5,855)	(153,521)	(58,266)	(14,996)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

	Three months ended			Three months ended
	30 September 2024			30 September 2025
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(7,364)	-	(329)	(22,437)	-	(389)
Technology & product development	(13,846)	(6,217)	(1,503)	(22,480)	(20,074)	(4,203)
Sales & marketing	(733)	-	(45)	(2,073)	-	(36)
General & administrative expenses	(4,195)	(1,031)	(220)	(11,513)	(3,378)	(1,250)
Total	(26,138)	(7,248)	(2,097)	(58,503)	(23,452)	(5,878)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025

SHARE-BASED COMPENSATION	(11,666)	(6,387)	(3,888)	(2,100)
Cost of goods and services	(988)	(463)	(330)	(160)
Technology & product development	(6,705)	(4,317)	(2,235)	(1,418)
Sales & marketing	(406)	(176)	(136)	(63)
General & administrative expenses	(3,567)	(1,431)	(1,187)	(459)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the nine months ended 30 September 2024 were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 2
Loss allowance as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	25,849	(4,343)	(21,506)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(9,409)	17,655	(8,246)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(21,498)	(8,158)	29,656	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(29,401)	2,882	50,637	1,152	1	167	(18)	(548)	39	1,468	(11)	26,368
New assets issued or acquired	69,082	-	-	-	-	120	-	-	-	-	-	69,202
Repaid assets (except for write-off)	(24,238)	(1,300)	(8,208)	-	-	-	-	-	-	-	-	(33,746)
Modification effect	-	-	22,470	-	-	-	-	-	-	-	-	22,470
Total effect on Consolidated Statements of Profit or Loss	15,443	1,582	64,899	1,152	1	287	(18)	(548)	39	1,468	(11)	84,294
Write-off, net of recoveries / recoveries			(44,175)	-	-	-	-	-	-	565	-	(43,610)
Foreign exchange difference			(3)	-	-	-	-	-	-	-	-	(3)
As at 30 September 2024	70,324	23,026	186,667	1,413	7	401	140	588	62	7,673	24	290,325

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the nine months ended 30 September 2025 were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 2
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640
Changes in provisions
-Transfer to Stage 1	28,004	(3,542)	(24,462)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(6,847)	13,309	(6,462)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(25,779)	(14,470)	40,249	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(40,672)	10,920	90,854	(455)	1	(72)	(49)	(70)	(35)	3,824	-	64,246
New assets issued	62,749	-	-	-	-	5	-	-	-	-	-	62,754
Repaid assets (except for write-off)	(27,442)	(1,992)	(9,597)	-	-	(75)	-	-	-	-	-	(39,106)
Modification effect	-	-	35,938	-	-	-	-	-	-	-	-	35,938
Total effect on Consolidated Statements of Profit or Loss	(5,365)	8,928	117,195	(455)	1	(142)	(49)	(70)	(35)	3,824	-	123,832
Write-off, net of recoveries / recoveries	-	-	(70,066)	-	-	-	-	-	-	-	-	(70,066)
On acquisition of subsidiary	539	856	2,783	-	-	-	-	-	-	(162)	-	4,016
Other changes	(96)	(133)	(584)	-	-	-	-	-	-	855	-	42
Foreign exchange difference	-	-	(3)	-	-	-	-	-	-	-	-	(3)
As at 30 September 2025	67,977	27,326	252,409	1,730	8	309	91	517	7	13,087	-	363,461

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2024 and 30 September 2025, the allowance for impairment losses on financial assets at FVTOCI of KZT 1,178 million and

KZT 917 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

8.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the nine months ended 30 September 2025. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	30 September	30 September
	2024	2025
Net income attributable to the shareholders of the Company	727,843	788,801
Weighted average number of common shares for basic earnings per share	189,770,380	190,531,074
Weighted average number of common shares for diluted earnings per share	191,225,640	191,355,321
Earnings per share – basic (KZT)	3,835	4,140
Earnings per share – diluted (KZT)	3,806	4,122

Reconciliation of the number of shares used for basic and diluted earnings per share:

	30 September	30 September
	2024	2025
Weighted average number of common shares for basic earnings per share	189,770,380	190,531,074
Number of potential common shares attributable to share-based compensation	1,455,260	824,247
Weighted average number of common shares for diluted earnings per share	191,225,640	191,355,321

9.
Cash and cash equivalents

	31 December	30 September
	2024	2025

Cash on hand	197,002	184,678
Current accounts with other banks	108,246	223,892
Short-term deposits with other banks	314,222	92,949

Total cash and cash equivalents	619,470	501,519

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2024 and 30 September 2025, current accounts and short-term deposits with NBRK are KZT 192,102 million and KZT Nil, respectively.

As at 31 December 2024 and 30 September 2025, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 35,114 million and KZT 37,672 million, respectively.

During the reporting period NBRK increased the requirements of mandatory cash balances for Bank’s liabilities denominated in national and foreign currencies from 0-2% to 3.5% and from
1-3% to 10%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

10.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December	30 September
	2024	2025

Total financial assets at FVTOCI	1,489,682	1,270,186
Total financial assets at FVTPL	17,149	35,821
Total financial assets at amortised cost	-	2,314

Total investment securities and derivatives	1,506,831	1,308,321

Financial assets at FVTOCI comprise:
	31 December 2024	30 September 2025

Debt securities	1,489,205	1,269,730
Equity investments	477	456

Total financial assets at FVTOCI	1,489,682	1,270,186

	Interest rate, %	31 December 2024	Interest rate, %	30 September 2025
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	1,192,962	0.60-15.35	814,620
Sovereign bonds of foreign countries	0.63-4.13	3,475	0.63-4.88	291,554
Corporate bonds	2.00-15.88	292,364	2.00-14.95	163,556
Discount notes of the NBRK	14.62	404	-	-

Total debt securities		1,489,205		1,269,730

Debt securities are graded according to their external credit ratings issued by an international rating agency, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2024	36,415	1,373,391	4,957	74,442	1,489,205
Debt securities as at 30 September 2025	319,591	904,380	2,565	43,194	1,269,730

Financial assets at FVTPL comprise:

	31 December	30 September
	2024	2025

Derivative financial instruments	17,149	9,533
Investment funds	-	22,890
Debt securities	-	3,398
Total financial assets at FVTPL	17,149	35,821

As at 30 September 2025, financial assets at FVTPL included swap and spot instruments of KZT 5,739 million (31 December 2024: KZT 4,923 million) with a notional amount of KZT 42,946 million (31 December 2024: KZT 139,659 million) and forwards of KZT 3,794 million
(31 December 2024: KZT 12,226 million) with a notional amount of KZT 293,969 million
(31 December 2024: KZT 274,327 million).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

As at 30 September 2025, financial liabilities at FVTPL included swap and spot instruments of
KZT 191 million (31 December 2024: KZT 133 million) with a notional amount of KZT 42,944 million (31 December 2024: KZT 139,696 million) and forwards of KZT 26 million
(31 December 2024: KZT 129 million) with a notional amount of KZT 295,536 million
(31 December 2024: KZT 269,387 million).

As at 31 December 2024 and 30 September 2025, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT 24,474 million and KZT 58,849 million, respectively (Note 12).

11.
Loans to customers

	31 December	30 September
	2024	2025

Gross loans to customers	6,042,443	7,150,991
Less: allowance for impairment losses (Note 7)	(295,843)	(349,442)

Total loans to customers	5,746,600	6,801,549

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the nine months ended 30 September 2024 and 2025 are disclosed in Note 7.

As at 31 December 2024 and 30 September 2025, accrued interest of KZT 68,558 million and KZT 97,996 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPLs”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPLs. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2024	327,730	295,843	90%
As at 30 September 2025	428,226	349,442	82%

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

Provision expenses on loans to customers:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	30 September	30 September	30 September	30 September
	2024	2025	2024	2025
Provision expenses on loans to customers	(83,076)	(120,303)	(27,036)	(40,331)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	5,447,804	86,251	485,252	23,136	6,042,443
Less: allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,355,648	121,668	653,644	20,031	7,150,991
Less: allowance for impairment losses	(67,977)	(27,326)	(252,409)	(1,730)	(349,442)
Carrying amount as at 30 September 2025	6,287,671	94,342	401,235	18,301	6,801,549

During the nine months ended 30 September 2024 and 2025, the Group has restructured loans to customers, which were classified as NPLs, in the amount of KZT 93,601 million and KZT 137,292 million, respectively, by providing an interest free extended repayment schedule.

During the nine months ended 30 September 2024 and 2025, KZT 41,577 million and KZT 77,659 million, respectively, of restructured loans were collected.

As at 31 December 2024 and 30 September 2025, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 94,556 million and KZT 136,726 million, respectively.

As at 31 December 2024 and 30 September 2025, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 18,009 million and KZT 20,838 million, respectively.

As at 31 December 2024 and 30 September 2025, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 15,364 million and KZT 22,557 million, respectively.

As at 31 December 2024 and 30 September 2025, the Group’s restructured loans recognised as POCI amounted to the gross carrying amount of KZT 23,136 million and KZT 20,031 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

12.
Due to banks

	31 December	30 September
	2024	2025
Recorded at amortised cost:
Repurchase agreements	24,151	58,849
Time deposits of banks and other financial institutions	323	23,007

Total due to banks	24,474	81,856

As at 31 December 2024 and 30 September 2025, accrued interest of KZT 67 million and
KZT 656 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2024 and 30 September 2025, amounted to KZT 24,474 million and KZT 58,849 million, respectively.

13.
Customer accounts

	31 December	30 September
	2024	2025

Individuals
Term deposits	5,328,125	5,827,586
Current accounts	921,913	832,655
Total due to individuals	6,250,038	6,660,241

Corporate customers
Term deposits	106,010	140,995
Current accounts	205,902	208,848
Total due to corporate customers	311,912	349,843

Total customer accounts	6,561,950	7,010,084

As at 31 December 2024 and 30 September 2025, accrued interest of KZT 51,212 million and
KZT 61,619 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2024 and 30 September 2025, customer accounts of KZT 83,654 million and
KZT 67,401 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2024 and 30 September 2025, customer accounts of KZT 76,413 million
(1.16% of total customer accounts) and KZT 93,546 million (1.33% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2024 and 30 September 2025, customer accounts were predominately denominated in KZT, comprising 91% and 92%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

14.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2024	216,742,000	199,500,000	(10,166,535)	189,333,465
ADS options exercised (Note 15)	-	-	747,178	747,178
GDR buyback program	-	-	(64,914)	(64,914)

31 December 2024	216,742,000	199,500,000	(9,484,271)	190,015,729

ADS options exercised (Note 15)	-	-	768,793	768,793
30 September 2025	216,742,000	199,500,000	(8,715,478)	190,784,522

The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital.

One GDR represents one share.

The following table summarises the details of the GDR buyback programs:

	Start date	Maturity date	Number of GDRs acquired	Total amount paid
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
30 September 2025			4,036,932	127,227

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on
18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2023	130,144	(152,001)	(21,857)
ADS options exercised	-	3,332	3,332
GDR buyback program	-	(2,852)	(2,852)
31 December 2024	130,144	(151,521)	(21,377)
ADS options exercised	-	3,429	3,429
Balance at 30 September 2025	130,144	(148,092)	(17,948)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

During the nine months ended 30 September 2024 and 2025, the Group declared dividends of

KZT 850 and KZT Nil per ordinary share for the total amount of KZT 484,542 million and

KZT Nil, respectively.

15.
Share-based compensation

In 2023, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivise and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five-year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December	30 September
	2024	2025

Black-Scholes model inputs:
Weighted average share price in USD	68.4	92.7
Expected volatility	42.1%	39.4%
Risk-free rate	4.3%	5.3%
Dividend yield	7.0%	6.5%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarises the details of the ADS options outstanding:

	31 December	30 September
	2024	2025
	(ADSs)	(ADSs)
Outstanding at the beginning of the period	2,202,438	1,598,230
Granted	142,970	-
Forfeited	-	(5,190)
Exercised	(747,178)	(768,793)
Expired	-	-
Outstanding at the end of the period	1,598,230	824,247

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2024	34,810
ADS options accrued	16,963
ADS options exercised	(19,999)
31 December 2024	31,774
ADS options accrued	6,387
ADS options exercised	(19,281)
30 September 2025	18,880

16.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Fair value as at 31 December 2024	Fair value as at 30 September 2025	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 10)	22,898	314,812	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 10)	1,463,463	951,510	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 10)	3,261	3,798	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI (Note 10)	60	66	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 10)	17,149	9,533	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Investment funds at FVPTL (Note 10)	-	22,890	Level 2	Quoted prices in markets that are not active.
Debt securities (Note 10)	-	3,398	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 10)	262	217	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 356,712 million and KZT 820,340 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

As at 30 September 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 228,735 million and KZT 570,106 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2025	3,261	3,261

Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	537	537
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

30 September 2025	3,798	3,798

During the nine months ended 30 September 2025, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	37,908	37,330	Level 2
Loans to customers	5,746,600	5,663,357	Level 3
Due to banks	24,474	24,474	Level 2
Customer accounts	6,561,950	6,515,258	Level 2
Debt securities issued	51,050	49,838	Level 2
Subordinated debt	62,416	60,645	Level 2

	30 September 2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	46,969	46,247	Level 2
Loans to customers	6,801,549	6,774,460	Level 3
Due to banks	81,856	81,856	Level 2
Customer accounts	7,010,084	6,941,420	Level 2
Debt securities issued	356,010	368,713	Level 2
Subordinated debt	188	188	Level 2

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

In March 2025, the Group issued debt securities totaling USD 650 million at a fixed rate of 6.25% per annum and maturing in 2030.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

17.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2024		30 September 2025
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	1,103	6,042,443	534	7,150,991
- entities controlled by the key management personnel of the Group	1,103		534

Other assets	1,955	106,094	3,202	200,928
- entities controlled by the key management personnel of the Group	1,955		3,202

Due to banks	-	24,474	5	81,856
- entities controlled by the key management personnel of the Group	-	-	5

Customer accounts	12,120	6,561,950	15,655	7,010,084
- entities controlled by the key management personnel of the Group	2,846		1,784
- key management personnel of the Group	9,146		13,851
- other related parties	128		20

Other liabilities	963	81,896	4,377	187,647
- entities controlled by the key management personnel of the Group	963		4,377

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

	30 September 2024		30 September 2025
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss
Net fee revenue	3,199	907,495	3,199	1,160,455
- entities controlled by the key management personnel of the Group	3,075		3,066
- key management personnel of the Group	124		133

Interest revenue	157	773,757	118	1,138,270
- other related parties	157		118

COSTS AND OPERATING EXPENSES
Interest expense	(490)	(451,521)	(708)	(647,464)
- entities controlled by the key management personnel of the Group	(5)		(44)
- key management personnel of the Group	(484)		(662)
- other related parties	(1)		(2)

Transaction expenses	(134)	(21,418)	(216)	(24,335)
- entities controlled by the key management personnel of the Group	(134)		(216)

Cost of goods and services	(4,856)	(212,147)	(5,027)	(823,620)
- entities controlled by the key management personnel of the Group	(4,856)		(5,027)

During the nine months ended 30 September 2024 and 2025, the total value of goods purchased from entities controlled by the key management personnel was KZT 4,312 million and
KZT 5,076 million, respectively, from which KZT 4,356 million and KZT 4,726 million, respectively, was recognised in cost of goods and services.

During the nine months ended 30 September 2024 and 2025, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was KZT 1,026 million and KZT 2,967 million, respectively.

Compensation to directors and other members of key management is presented as follows:

Nine months ended 30 September 2024		Nine months ended 30 September 2025
Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

Compensation to key management personnel:
Employee benefits	(322)	(76,364)	(429)	(153,521)
Share-based compensation	(1,362)	(11,666)	(29)	(6,387)

18.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank” - subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December	30 September
	2024	2025

Tier 1 capital (k1.2)	17.6%	19.5%
Total capital (k.2)	18.3%	19.5%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December	30 September
	2024	2025

Tier 1 capital (k1.2)	12.6%	12.6%
Total capital (k.2)	12.7%	12.6%

19.
Business combination

On 29 January 2025, we entered into select strategic alliance and potential strategic acquisition that is complementary to our business and operations, including opportunities that we believe can help us further improve growth across all our platforms and strong financial performance. The Group acquired 65.41% share in Hepsiburada.

The initial accounting for the acquisition of Hepsiburada has only been provisionally determined at the end of the reporting period. The main reason for being provisional is related to the reasonable time needed to obtain all of the information necessary to identify and measure net assets acquired, liabilities assumed and resulting goodwill, including the valuation of the acquired intangible assets. At the date of finalization of these interim condensed consolidated financial information, the necessary market valuations and other calculations had not been finalised and they have therefore only been provisionally determined based on the Group management’s best estimate.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and nine months ended 30 September 2024 and 2025 (Unaudited)

(in millions of KZT)

The amounts recognised in respect of the identifiable assets acquired and liabilities assumed as at the date of acquisition are set out in the table below:

ASSETS:
Cash and cash equivalents	43,962
Financial assets at FVTPL	3,492
Due from banks	1,924
Loans to customers	11,104
Property, equipment and intangible assets	79,540
Inventory	101,431
Other assets	79,419
TOTAL ASSETS	320,872
Due to banks	15,685
Trade liabilities	208,877
Other liabilities	46,411
TOTAL LIABILITIES	270,973
Total identifiable assets acquired and liabilities assumed	49,899

The non-controlling interest recognised at the acquisition date was measured by reference to the fair value and amounted to KZT 17,260 million.

Goodwill on acquisition

Consideration transferred	596,796
Plus: Non-controlling interests	17,260
Less: Fair value of identifiable net assets acquired	(49,899)
Foreign exchange translation differences	36,117
Goodwill on acquisition	600,274

Based on a provisional assessment of net assets, the Group has recognised goodwill on the acquisition transaction which amounted to KZT 600,274 million. The goodwill on acquisition is primarily related to sales growth from future product and service offerings, new customers and expected synergies from the combination, together with certain intangible assets, such as trademark, customer base. None of the goodwill is expected to be deductible for income tax purposes.

The acquired business contributed revenues of KZT 729,401 million and net loss of

KZT 34,018 million to the Group for the period from 29 January 2025 to 30 September 2025.
If the acquisition had occurred on 1 January 2025, consolidated pro-forma revenue and net loss for the period ended 30 September 2025 would have been KZT 813,517 million and KZT 33,176 million, respectively.

20.
Subsequent events

On 8 November 2025, the Board of Directors approved new share buyback program for up to USD 100 million.

On 11 November 2025, the Board of Directors approved the increase of Group’s ownership in Hepsiburada through the direct repurchase of 10,000,000 shares for USD 29.5 million.